N E W S   R E L E A S E

TALISMAN ENERGY GENERATES $1.3 BILLION IN CASH FLOW

UP 40% OVER LAST YEAR

RECORD PRODUCTION OF 523,000 BOE/D

UP 14% OVER LAST YEAR

CALGARY, Alberta – May 9, 2006 – Talisman Energy Inc. today reported its first quarter operating and financial results.

Cash flow1

 The terms “cash flow”, “cash flow per share” and “earnings from operations” are non-GAAP measures.  Please see advisories elsewhere in this news release.

 was $1,344 million, an increase of 40% compared to $960 million a year earlier. Cash flow was $1,468 million in the fourth quarter of 2005. Cash flow per share1 was $3.67, an increase of 42% compared to $2.59 in the first quarter of 2005.

Earnings from operations1 increased 47%, totaling $556 million ($1.52/share) versus $377 million ($1.02/share) a year earlier and $621 million ($1.70/share) in the fourth quarter of 2005. Earnings from operations are calculated to better illustrate Talisman’s performance on an internally consistent basis. It adjusts for non-operational impacts on earnings such as the mark-to-market effect of changes in share prices on stock based compensation expense and changes to tax rates.

Net income was $197 million ($0.54/share) compared to $258 million ($0.70/share) a year ago and $533 million ($1.45/share) in the previous quarter. Net income during the quarter included a $325 million provision for future taxes (non-cash) in the UK, as a result of the previously announced tax increase on petroleum profits.

Production averaged 523,000 boe/d, an increase of 14% over the first quarter of 2005. Production in the fourth quarter averaged 516,000 boe/d. Oil and liquids production averaged 299,977 bbls/d, an increase of 27% compared to a year ago. Natural gas production averaged 1,338 mmcf/d in the quarter, up slightly from last year.

“Activity levels are high across all areas for Talisman,” said Dr. Jim Buckee, President and Chief Executive Officer. “We continue to generate new opportunities for growth, move forward on a number of large projects and drill big wells in North America. The recently announced Monkman well is a great example of the large upside associated with our deep conventional natural gas strategy in North America.

“To reflect this we’ve increased our exploration and development spending to $4.8 billion, up from $4.4 billion. We are seeing some cost pressures, but all of our investments are generating attractive returns and we have the manpower and rigs to carry out our programs. The Talisman Board has also approved a 32% increase in the semi-annual dividend to $0.225 as an expression of confidence in Talisman’s future.  The dividend will be subdivided on a three-for-one basis with the shares.

“We continue to develop new play areas and concepts and are increasing our spending on land and drilling in Western Canada. North America gas volumes are down slightly in the quarter, but we have over 110 mmcf/d of unconnected or temporarily shut-in gas. The Lynx and Palliser pipeline projects will be completed early in the third quarter, bringing significant new volumes to market by the end of the year.

“In the North Sea, we are progressing 10 subsea developments, which will lead to substantial production volumes between the first quarter of 2007 and mid-2008. The largest of these, Tweedsmuir, is 58% complete and is expected to be onstream by the end of the first quarter of 2007. The Wood and Enoch field tie-backs are also expected to be completed within this time frame and the Blane field tie-back is expected to be completed in the second quarter of 2007.

“We are on schedule with our Corridor gas plant expansion, with first natural gas sales to West Java expected to commence in the first quarter of 2007. In Malaysia/Vietnam, the Northern Fields development is underway, which will add incremental volumes in 2008.

“Production in 2006 is expected to average between 515,000-535,000 boe/d. We have reduced the upper end of our guidance by approximately 2% to reflect a reduction in gas takes in Malaysia and lower than expected volumes from the Varg field in Norway, which we plan to remedy later this year.  These volumes do not reflect planned asset sales. Cash flow is expected to be in the $5.2-5.5 billion range. Although natural gas prices are coming in lower than expected, oil prices have been significantly higher than planned. The cash flow range reflects, at the $5.2 billion level, a US$65/bbl WTI price and a US$/C$ exchange rate of US$0.86 over the remainder of 2006, whereas the $5.5 billion estimate is based on a US$75/bbl WTI price and US$0.90 exchange rate. Additional information can be found on Talisman’s website.”

Talisman First Quarter Summary

•

A major new discovery was announced in the Monkman area. The Brazion d-93-D well commenced production in April at rates of up to 33 mmcf/d.

•

Talisman participated in 212 wells in North America with a 99% success rate. The Company drilled five successful wells in the Alberta Foothills and nine wells are currently drilling.

•

The Lynx and Palliser pipelines were 65% complete at the end of the quarter and will likely be commissioned early in the third quarter.

•

Talisman participated in six successful UK development wells.

•

Development of the Tweedsmuir field is 58% complete. First production is expected towards the end of the first quarter of 2007.

•

A successful appraisal well was drilled in the Rev field (Varg South) in Norway, testing at 42 mmcf/d.

•

Talisman’s subsidiary entered into negotiations to acquire interests in the Fulmar and Auk fields in the Central North Sea.

•

Talisman was awarded 1,800 square kilometres (40% interest) in Norwegian license PL387.

•

In Indonesia, work continued on the Corridor gas plant expansion in anticipation of first sales to West Java in the first quarter of 2007.

•

A successful offshore development well was drilled in Trinidad with production rates of over 5,000 bbls/d (gross).

•

The Aklaq-2 well in Alaska was suspended in anticipation of future testing. Talisman acquired 25 leases covering approximately 120,000 acres in the Alaska Beaufort Sea area lease sale.

•

Talisman increased the semi-annual dividend on its common shares by 32%, to $0.225 per share.

Cash Flow

Below is a reconciliation of cash provided by operating activities calculated in accordance with generally accepted accounting principles (GAAP) to cash flow (which is a non-GAAP measure of financial performance). Please refer to the section in this press release entitled Advisory - Non-GAAP Financial Measures for further explanation and details.

($ millions)	Three months ended
March 31,	2006	2005
Cash provided by operating activities	1,416	872
Changes in non-cash working capital	(72)	88
Cash flow	1,344	960

Earnings from Operations

In order to better illustrate Talisman’s operating performance on an internally consistent basis, the Company has calculated an earnings from operations number.  This metric adjusts for significant one-time events as well as other non-operational impacts on earnings, such as the mark-to-market effect of changes in share prices on stock based compensation expense and changes to tax rates.  This calculation does not reflect differing accounting policies and conventions between companies.

Earnings from operations during the first quarter of 2006 were $556 million.

($ millions, except per share amounts)

	Three months ended
March 31,	2006	2005
Net income	197	258
Stock-based compensation [1]	32	116
Insurance Expenses[2]	10	-
Tax effects of unrealized foreign exchange gains on foreign denominated debt	(8)	3
Tax rate increase[3]	325	-
Earnings from operations[4]	556	377
Amounts per share - basic	1.52	1.02

1.

Stock-based compensation expense relates to the appreciated value of the Company’s outstanding stock options and cash units at March 31, 2006, which was first expensed during the second quarter of 2003.  The Company’s stock-based compensation expense is based on the difference between the Company’s share price and its stock options or cash units exercise price.

2.

Insurance costs relate to the current liability associated with past claims experience that is expected to be billed in future premiums.

3.

Tax adjustments reflect the impact of UK corporate tax rate increase on petroleum profits from 40% to 50%.

4.

This is a non-GAAP measure.

~~ This release is available on Talisman’s Internet Web Site:  WWW.TALISMAN-ENERGY.COM ~~

 Management’s Discussion and Analysis (MD&A)

(May 9, 2006)

This discussion and analysis should be read in conjunction with the Interim Consolidated Financial Statements as at March 31, 2006 and 2005 and the 2005 Audited Consolidated Financial Statements.  All comparative percentages are between the quarters ended March 31, 2006 and 2005, unless stated otherwise.  All amounts are in Canadian dollars unless otherwise indicated.

During the first quarter of 2006, changes were made to the reporting segments, with reclassifications made to the corresponding comparative period.  The United Kingdom and Scandinavia, which were reported in aggregate as the North Sea in 2005, are reported separately in 2006.  The reporting segment entitled “Other” for 2006 includes North Africa (Algeria and Tunisia) and Trinidad and Tobago, which were reported separately in 2005.

The Company intends to dispose of between 10,000 – 15,000 boe/d of production from non-core assets in Western Canada and the UK during 2006.  The impact of these sales will become clearer once the sales process has progressed further.

Quarterly Results Summary (unaudited)

	Three months ended
March 31,	2006	2005
Financial (millions of C$ unless otherwise stated)
Net income	197	258
Exploration and development expenditures	1,203	749
C$ per common share
Net income – Basic	0.54	0.70
– Diluted	0.52	0.68
Production (daily average)
Oil and liquids (bbls/d)	299,977	235,492
Natural gas (mmcf/d)	1,338	1,332
Total mboe/d (6mcf=1boe)	523	457
Production (boe) per common share – Basic	0.13	0.11

Net income for the quarter decreased 24% to $197 million, due to the impact of a $325 million UK income tax rate increase on petroleum profits from 40% to 50%, which was recorded during the first quarter of 2006.  This one time non-cash adjustment, combined with increases in royalties, operating expenses, depreciation, depletion and amortization and taxes to more than offset the impact of this period’s improved commodity prices, higher production and a decreased charge for stock-based compensation.

~~ This release is available on Talisman’s Internet Web Site:  WWW.TALISMAN-ENERGY.COM ~~

Company Netbacks (unaudited)1

	Three months ended
March 31,	2006	2005
Oil and liquids ($/bbl)
Sales price	67.85	55.40
Hedging loss	0.09	0.72
Royalties	9.39	7.41
Transportation	1.01	0.84
Operating costs	11.71	10.85
	45.65	35.58
Natural gas ($/mcf)
Sales price	8.52	6.73
Hedging (gain)	(0.10)	-
Royalties	1.73	1.37
Transportation	0.30	0.28
Operating costs	0.84	0.69
	5.75	4.39
Total $/boe (6mcf=1boe)
Sales price	60.66	48.07
Hedging (gain) loss	(0.22)	0.37
Royalties	9.81	7.82
Transportation	1.34	1.26
Operating costs	8.84	7.59
	40.89	31.03

1. Netbacks do not include synthetic oil and pipeline operations.  Additional netback information by major product type and region is included elsewhere in this interim report.

During the first quarter, the Company’s average netback was $40.89/boe, which was $9.86/boe or 32% higher than in 2005.  The rise in commodity prices, although partially offset by a 6% stronger Canadian dollar in relation to its US counterpart, resulted in a Company realized price of $60.66/boe, which was 26% higher than in 2005.  The impact of this $12.59/boe increase in realized price, in addition to hedging gains in the quarter, was partly reduced by increased royalties, operating costs and transportation expenses.

Gross sales for the quarter ended March 31, 2006 were $2.9 billion, a 46% increase over 2005, as increased production combined with higher commodity prices to more than offset the negative impact of a stronger Canadian dollar.  Production increased 14% over the prior year, due in part to the Paladin acquisition in late 2005, which yielded increased production of both oil and liquids and natural gas in Scandinavia, Southeast Asia and Australia, and the United Kingdom.

~~ This release is available on Talisman’s Internet Web Site:  WWW.TALISMAN-ENERGY.COM ~~

Daily Average Production, before Royalties (unaudited)

	Three months ended
March 31,	2006	2005
Oil and liquids (bbls/d)
North America	56,177	56,275
United Kingdom [1]	123,862	112,251
Scandinavia [1]	39,529	15,631
Southeast Asia and Australia [1]	51,845	28,969
Other [1]	28,564	22,366
	299,977	235,492
Natural gas (mmcf/d)
North America	894	929
United Kingdom [2]	145	120
Scandinavia	16	9
Southeast Asia and Australia	283	274
	1,338	1,332
Total mboe/d (6mcf=1boe)	523	457

1.

Includes oil volumes transferred into (out of) inventory as at March 31, 2006 of (4,399) bbls/d, (1,648) bbls/d, (1,139) bbls/d and 780 bbls/d in the United Kingdom, Scandinavia, Southeast Asia and Australia, and Other, respectively.

2.

Includes gas acquired for injection and subsequent resale of 14 mmcf/d and 8 mmcf/d in 2006 and 2005, respectively.

The Company’s average oil and liquids production for the quarter was 299,977 bbls/d, up 64,485 bbls/d or 27% from last year.  In North America, oil and liquids production averaged 56,177 bbls/d during the quarter, relatively unchanged from 2005.  In the United Kingdom, oil and liquids production averaged 123,862 bbls/d, up 11,611 bbls/d or 10% from 2005, due to production increases from asset acquisitions over the past year and development drilling, which more than offset the impact of natural declines.  The Montrose/Arbroath property, acquired with the Paladin acquisition, added 12,056 bbls/d during the quarter.  Development drilling at Clyde resulted in oil and liquids production of 16,321 bbls/d (up 36%) and at the Ross/Blake field, production was 19,872 bbls/d, up 69% from the corresponding period of 2005, when a shutdown  stopped production for over a month.  In Scandinavia, oil and liquids production increased more than 150% from last year, averaging 39,529 bbls/d.  Production from the Varg field (acquired in February of last year) averaged 12,524 bbls/d, up from 6,563 bbls/d in 2005.  The acquired Brage assets produced an average of 8,058 bbls/d during the quarter. The Veslefrikk and Siri fields (acquired through the Paladin acquisition) produced an average of 6,321 bbls/d and 3,808 bbls/d, respectively, during 2006.  In Southeast Asia and Australia, oil and liquids production averaged 51,845 bbls/d, up 22,875 bbls/d or 79% over 2005.  In Indonesia, production increased 66%, to average 11,378 bbls/d.  The acquisition of the SE Sumatra field yielded 4,421 bbls/d of the total increase of 4,523 bbls/d.  Oil and liquids production in Malaysia/Vietnam was 35,306 bbls/d, up 13,191 bbls/d or 60% from 2005 due to the commencement of production at PM-305 in the second half of last year.  Assets acquired in Australia at the end of 2005 averaged 5,161 bbls/d during the quarter.  Production from Other areas increased 28%, averaging 28,564 bbls/d, due to a full quarter of production from Trinidad which averaged 11,461 bbls/d (where production commenced during the first quarter of 2005).  In Algeria production averaged 16,174 bbls/d, up 11% from 2005, when it was impacted by a plant turnaround at the MLN facilities.  Production from the acquired assets in Tunisia produced an average of 929 bbls/d during the quarter.

During the quarter, natural gas production remained constant at an average of 1.3 bcf/d, as natural declines in North America were offset by additional production volumes in the United Kingdom and Scandinavia.  In North America, natural gas production was 894 mmcf/d, a decrease of 35 mmcf/d or 4% from last year.  Talisman currently has approximately 100 mmcf/d of natural gas behind pipe, temporarily shut-in or awaiting tie-in.  In the United Kingdom, natural gas production was 145 mmcf/d, an increase of 25 mmcf/d or 21% over last year, resulting from the acquisition of the Goldeneye property, which was acquired as part of the Paladin purchase in late 2005.  In Scandinavia, natural gas production averaged 16 mmcf/d, an increase of 7 mmcf/d over last year.  In Southeast Asia and Australia, natural gas production was 283 mmcf/d, an increase of 9 mmcf/d or 3% over last year.  Production in Malaysia/Vietnam averaged 87 mmcf/d this quarter, a decrease of 31 mmcf/d or 26% due to lower demand from the buyer in both January and February of this year, coupled with the impact of higher demand from the buyer in March 2005.  Indonesia gas production increased 26% over last year, averaging 196 mmcf/d, with higher Corridor sales to Caltex and to Singapore Power, in addition to the Offshore NW Java property, acquired through the Paladin purchase.

In the Company's international operations, produced oil is frequently stored in tanks until there is sufficient volume to be lifted and sold to third parties.  Volumes transferred into and out of inventory for the period ended March 31, 2006, have been separately identified in footnote 1 to the Daily Average Production Volumes table above.

Prices and Exchange Rates (unaudited)

	Three months ended
March 31,	2006	2005
Oil and liquids ($/bbl)
North America	49.58	46.50
United Kingdom	71.01	56.69
Scandinavia	73.42	61.59
Southeast Asia and Australia	73.49	60.35
Other	70.43	59.81
	67.85	55.40
Natural gas ($/mcf)
North America	8.79	7.07
United Kingdom	10.11	7.14
Scandinavia	3.51	4.82
Southeast Asia and Australia	7.08	5.44
	8.52	6.73
Total $/boe (6mcf=1boe)	60.66	48.07
Hedging (gain) loss, not included in the above prices Oil and liquids ($/bbl)	0.09	0.72
Natural gas ($/mcf)	(0.10)	-
Total $/boe (6mcf=1boe)	(0.22)	0.37
Benchmark prices and foreign exchange rates WTI (US$/bbl)	63.48	50.03
Brent (US$/bbl)	61.79	47.62
NYMEX (US$/mmbtu)	9.08	6.32
AECO (C$/gj)	8.79	6.34
US/Canadian dollar exchange rate	0.87	0.82
Canadian dollar / pound sterling exchange rate	2.02	2.32

 Excludes synthetic oil

~~ This release is available on Talisman’s Internet Web Site:  WWW.TALISMAN-ENERGY.COM ~~

Talisman’s first quarter commodity price averaged $60.66/boe, up $12.59/boe or 26% from last year.  During the quarter, the average WTI oil price was US$63.48 per barrel, 27% higher than 2005.  The Company’s realized price of $67.85/bbl was 22% higher than last year due to the stronger Canadian dollar and the impact of wider differentials in Canada.

The AECO reference price increased 39% from last year, which is partially reflected in the 24% increase in North America natural gas prices to $8.79/mcf during the quarter.

For the quarter ended March 31, 2006, Talisman recorded net hedging gains on commodity based derivative financial instruments of $10 million, associated with gains on natural gas of $0.10/mcf, which more than offset losses on oil and liquids of $0.09/bbl, compared to losses of $15 million for oil and liquids ($0.72/bbl) during the same period in 2005.  As of April 1, 2006, the Company has derivative and physical contracts for approximately 5% of its remaining 2006 estimated production.  A summary of the contracts outstanding is included in notes 11 and 12 to the December 31, 2005 Consolidated Financial Statements and in note 8 to the March 31, 2006 Interim Consolidated Financial Statements.

Royalties1 (unaudited)

	Three months ended
March 31,	2006		2005
	%	$ millions	%	$ millions
North America	21	198	20	166
United Kingdom	2	16	2	10
Scandinavia	0	1	-	-
Southeast Asia and Australia	37	195	37	109
Other	28	50	30	36
	16	460	16	321

1.

Royalty rates do not include synthetic oil

The Company’s royalty expense for the first quarter was $460 million (16%), up $139 million from $321 million (16%), in 2005.  This 43% increase in the total royalty expense is the result of increases in both commodity prices and production.  In North America, the rate increased slightly, to 21%, as a result of new production in areas with price sensitive rates.  The decrease in Other rates from 30% to 28%, was due primarily to a higher proportion of production from Trinidad, where the royalty rate averaged 16% in 2006.

Operating Expenses and Unit Operating Costs (unaudited)

	Three months ended
March 31,	2006		2005
	$/boe	$ millions	$/boe	$ millions
North America	6.55	119	5.16	98
United Kingdom	14.03	183	13.51	152
Scandinavia	17.33	68	16.51	25
Southeast Asia and Australia	3.70	33	2.63	18
Other	3.43	8	5.07	10
	8.84	411	7.59	303
Synthetic oil	37.11	9	40.36	7
Pipeline		16		14
		436		324

During the first quarter, total operating expenses increased by $112 million to $436 million, primarily due to increased volumes associated with assets acquired during 2005.  In North America, unit operating costs increased 27% to $6.55/boe due to increases in processing charges, maintenance and power costs.  In the UK, total operating costs increased 20% or $31 million, to $183 million, due mainly to the impact of assets acquired last year, increased fuel costs and higher maintenance costs at Claymore.  In Scandinavia, operating costs rose $43 million, to $68 million as a result of the prior year acquisitions.  Acquisitions accounted for $9 million of the $15 million increase in operating costs in Southeast Asia and Australia, to $33 million.  The commencement of production from Block PM-305 in Malaysia in August of last year accounted for an additional $3 million of this total 83% increase.

Transportation Expenses (unaudited)

	Three months ended
March 31,	2006		2005
	$/boe	$millions	$/boe	$millions
North America	1.16	22	0.86	17
United Kingdom	1.51	20	1.43	17
Scandinavia	2.24	8	1.61	2
Southeast Asia and Australia	1.20	11	2.06	14
Other	0.93	2	1.08	2
	1.34	63	1.26	52

During the current quarter, transportation expense increased 21% to $63 million due to increases in both production and rates.

Depreciation, Depletion and Amortization (DD&A) (unaudited)

	Three months ended
March 31,	2006		2005
	$/boe	$ millions	$/boe	$ millions
North America	13.67	252	12.04	228
United Kingdom	12.16	162	11.37	136
Scandinavia	18.82	72	18.28	28
Southeast Asia and Australia	6.50	58	4.57	31
Other	8.87	23	9.09	18
	12.04	567	10.71	441

The 2006 first quarter DD&A expense was $567 million, up 29% from the same quarter of 2005, due to an increase in the per unit DD&A rate and higher production.  The DD&A rate in North America increased 14% to 13.67/boe, due to higher drilling costs and increased capital expenditures on infrastructure projects in addition to increased land amortization costs.  The total DD&A expense in the UK increased 19%, to $162 million, as a result higher production and costs associated with the prior year’s acquisitions.  In Scandinavia, total DD&A charges increased $44 million to $72 million, due to the increased production and costs related to the acquisitions in 2005.  The DD&A rate and total expense for Southeast Asia and Australia increased by 42% and 87%, respectively, due to the impact of the new production from Block PM-305 in Malaysia.  In Other, the DD&A charge increased 28% to $23 million, as a result of increased production in Algeria and Trinidad, in addition to the impact of new production in Tunisia from the Paladin acquisition.

Other ($ millions except where noted) (unaudited)

March 31,	Three months ended
	2006	2005
G&A ($/boe)	1.26	1.22
Dry hole expense	64	46
Stock-based compensation	46	166
Other expense	24	24
Interest costs capitalized	13	2
Interest expense	52	42
Other revenue	44	36

General and administrative (G&A) expense increased over the same quarter of last year due mainly to additional personnel and salary increases.  On a per unit basis, G&A was $1.26/boe, up 3% from the corresponding period in 2005.

Dry hole expense for the first quarter of 2006 was $64 million, with $18 million in North America, $6 million in the UK, $7 million in Scandinavia and $25 million in Other.  A $10 million charge for insurance premiums and $8 million related to the UK Windfarm are included in Other expense of $24 million.  Other revenue of $44 million included $39 million of pipeline and processing revenue.  Interest expense increased over the prior year as a result of the increased level of debt over the same period of last year.  Capitalized interest expense is associated with the Tweedsmuir, Wood and Blane development projects in the UK.  Tweedsmuir and Wood are scheduled to come on production during the first quarter of 2007 and Blane is scheduled to come on production in the second quarter of 2007.

Stock-based compensation expense relates to the appreciated value of the Company’s outstanding stock options and cash units as at March 31, 2006.  The Company’s stock-based compensation expense is based on the difference between the Company’s share price and its stock options’, or cash units’, exercise price.  Over the quarter, $46 million was expensed in 2006, of which $68 million was cash and $(22) million non-cash.  Over the course of the quarter, the average exercise price of all outstanding options increased from $26.14 per share to $31.19 per share, with a total of 23.2 million options outstanding at March 31, 2006.  See note 5 to the March 31, 2006 Interim Consolidated Financial Statements.

Since the introduction of the cash feature, approximately 97% of options that have been exercised, have been exercised for cash, with only 3% exercised for shares, resulting in virtually no dilution of shares.

~~ This release is available on Talisman’s Internet Web Site:  WWW.TALISMAN-ENERGY.COM ~~

Taxes ($ millions) (unaudited)

Effective Income Tax Rate

March 31,	Three months ended
	2006	2005
Income before taxes	1,095	489
Less PRT Current Deferred	92 (2)	33 10
Total PRT	90	43
	1,005	446
Income tax expense
Current income tax	332	185
Future income tax	476	3
Total income tax expense	808	188
Effective income tax rate	80%	42%

The effective tax rate is expressed as a percentage of pre-tax income adjusted for Petroleum Revenue Tax (PRT), which is deductible in determining taxable income.  The Company’s effective tax rate for the current quarter is higher than in 2005 due primarily to the impact of a $325 million UK income tax rate increase on petroleum profits from 40% to 50%.  Exclusive of this one time non-cash adjustment, the current quarter’s effective rate is 48%.  Higher revenues from increased production and prices combined with increased taxable income in higher tax jurisdictions (e.g. Norway) and the 10% increase in UK tax rates resulted in higher current taxes during the current quarter.  Increased commodity prices and production in the UK also increased PRT.

In the second quarter of 2006, the Company expects to record a $67 million gain in reduced future taxes, related to reductions of the Alberta and Saskatchewan provincial tax rates.

In the UK, proposed legislation would provide the Company with the option to elect to defer 2005 capital expenditure claims for tax purposes to 2006 or later, which at a higher tax rate, would result in an estimated reduction of approximately $75 million in current taxes.  Details surrounding this proposed legislation continue to be clarified and the Company expects the legislation to become law later this year.  The Company is currently evaluating the impact of this legislation and expects to make a decision once the law is passed.

Capital Expenditures ($ millions) (unaudited)

	Three months ended
March 31,	2006	2005
North America	721	461
United Kingdom	268	169
Scandinavia	52	238
Southeast Asia and Australia	60	76
Other	100	37
	1,201	981

Capital expenditures include exploration and development expenditures and net asset acquisitions but exclude administrative capital.

~~ This release is available on Talisman’s Internet Web Site:  WWW.TALISMAN-ENERGY.COM ~~

North America capital expenditures for the current quarter on exploration of $306 million and development of $416 million, included the drilling of 128 net gas wells and 15 net oil wells and $1 million for net asset dispositions.  Expenditures in the UK during the first quarter were comprised of $11 million of exploration spending and development spending of $257 million, which included the ongoing development of the Tweedsmuir, Wood, Enoch and Blane fields.  In Scandinavia, the Company spent $31 million on exploration, $22 million on development and $1 million for net asset dispositions.  In Southeast Asia and Australia, capital expenditures of $60 million included $16 million of exploration spending and development spending of $44 million, primarily on the Suban Phase 2 project and ongoing development on PM-3 CAA.  In Other, the Company spent $16 million on development activities in North Africa, $10 million on exploration and $10 million on development in Trinidad, $51 million on exploration in Alaska and $13 million on exploration activities in the rest of the world.  There have been no significant changes in the Company’s outlook for the major projects underway as discussed in the Outlook for 2006 section of the Company’s December 31, 2005 MD&A.

Long-term Debt and Liquidity

At March 31, 2006, Talisman’s long-term debt was $4.3 billion, the same as at year-end, although the cash balance at period end increased by $314 million, as cash provided from operating activities was greater than cash used in investing and financing activities.

During the quarter, the Company completed a US$500 million offering of 5.85% notes due February 1, 2037 and a $350 million offering of 4.44% notes due January 27, 2011.  Interest on both notes is payable semi-annually. The proceeds were used to repay a portion of the outstanding Paladin acquisition credit facility. The $350 million notes were immediately swapped into US dollars, the Company’s functional currency, whereby the Company entered into a cross currency interest rate swap in order to hedge the foreign exchange exposure on this Canadian dollar denominated liability. As a result, the Company is effectively paying interest semi-annually at a rate of 5.05% on a notional amount of US$304 million.

In connection with the funding of the acquisition of Paladin in 2005, the Company arranged a $2.6 billion (₤1.3 billion), unsecured non-revolving credit facility.  At March 31, 2006, $976 million was drawn on this facility.  Subsequent to the end of the current quarter, total borrowings under this facility were reduced to $680 million.  This repayment was financed through a combination of cash on hand and draws under the Company’s revolving credit facilities.  The remaining amount outstanding under this facility must be repaid by October 2006.  This is expected to be funded from a combination of excess cash provided by operating activities, draws on existing credit facilities and proceeds of net asset dispositions.

At quarter end, debt to debt plus book equity was 42%.  For the 12 months ended March 31, 2006, the debt to cash provided by operating activities ratio was 0.79:1.

In March of this year, the Company renewed its normal course issuer bid (NCIB) with the Toronto Stock Exchange (TSX).  Pursuant to the NCIB, the Company may purchase for cancellation up to 18,313,400 of its common shares (representing 5% of the 366,267,990 common shares outstanding as at March 21, 2006), during the 12 month period commencing March 28, 2006 and ending March 27, 2007.  The price that the Company will pay for shares acquired under the NCIB will be the market price at the time of purchase or such other price as may be permitted by the TSX.  A copy of the Notice of Intention to Make a Normal Course Issuer Bid may be obtained without charge from Talisman.

~~ This release is available on Talisman’s Internet Web Site:  WWW.TALISMAN-ENERGY.COM ~~

In March 2006, the Company announced plans to implement a three-for-one share split of its issued and outstanding common shares.  The decision has been approved by Talisman’s Board of Directors and is subject to shareholder and regulatory approval.

As at March 31, 2006 there were 366,271,590 common shares outstanding, increasing to 366,286,390 at May 3, 2006.

As at March 31, 2006 there were 23,237,439 stock options and 2,936,710 cash units outstanding.  During April and May of 2006, 412,177 stock options were exercised for cash, 14,800 stock options were exercised for shares, 11,450 stock options were granted and 14,625 were cancelled, with 22,807,287 stock options outstanding at May 3, 2006.  Subsequent to March 31, 2006, 66,824 cash units were exercised, with 2,869,886 cash units outstanding at May 3, 2006.

Talisman’s investment grade senior unsecured long-term debt credit ratings from Dominion Bond Rating Service (“DBRS”), Moody’s Investor Service, Inc. (“Moody’s”) and Standard & Poor’s (“S&P”) are BBB (high), Baa2 (stable) and BBB+ (with a negative outlook), respectively.

Talisman continually investigates strategic acquisitions and opportunities, some of which may be material.  In connection with any such transactions, the Company may incur debt or issue equity.

Sensitivities

Talisman’s financial performance is affected by factors such as changes in production volumes, commodity prices and exchange rates. The estimated impact of these factors on the Company’s financial performance for the remainder of 2006 is summarized in the following table and is based on an average WTI oil price of US$64.60/bbl, a NYMEX natural gas price of US$7.75/mmbtu and exchange rates of C$1=US$0.86 and £1=C$2.04.

Approximate Impact for 2006[3] (millions of dollars)	Net Income	Cash Provided by Operating Activities
Volume changes
Oil – 1,000 bbls/d	7	14
Natural gas – 10 mmcf/d	8	15
Price changes[1]
Oil – US$1.00/bbl	48	72
Natural gas (North America)[2] – C$0.10/mcf	14	19
Exchange rate changes
US$ increased by US$0.01	43	81
£ increase by C$0.025	(4)	(3)

1

The impact of commodity contracts outstanding as of April 1, 2006 has been included.

2

Price sensitivity on natural gas relates to North American natural gas only.  The Company’s exposure to changes in the UK, Scandinavia and Malaysia/Vietnam natural gas prices is not material.  Most of the Indonesia natural gas price is based on the price of crude oil and accordingly has been included in the price sensitivity for oil except for a small portion, which is sold at a fixed price.

3

Assumes a decision is taken later this year to defer 2005 UK capital expenditure claims for tax purposes to 2006.

Summary of Quarterly Results (millions of Cdn. dollars unless otherwise stated)

The following is a summary of quarterly results of the Company for the eight most recently completed quarters.

	Three months ended (unaudited)
	2006	2005				2004
	March 31	Dec. 31	Sept. 30	June 30	March 31	Dec. 31	Sept. 30	June 30
Gross sales	2,877	2,891	2,606	2,080	1,977	1,828	1,788	1,705
Total revenue	2,471	2,433	2,189	1,748	1,677	1,402	1,355	1,337
Net income [1]	197	533	430	340	258	121	122	193
Per common share amounts (Cdn dollars)
Net income [1]	0.54	1.45	1.17	0.93	0.70	0.32	0.32	0.50
Diluted net income [1]	0.52	1.42	1.14	0.91	0.68	0.31	0.31	0.50

1.

Net income and net income before discontinued operations and extraordinary items are the same.

The following discussion highlights some of the more significant factors that impacted the results in the eight most recently completed quarters ended March 31, 2006.

In the first quarter of 2006, gross sales decreased by $14 million over the previous quarter due to decreased natural gas prices in North America.  Net income for the quarter decreased by $336 million, primarily due to the impact of a one time non-cash adjustment of $325 million related to a UK income tax rate increase.

During the fourth quarter of 2005, gross sales rose by $285 million over the previous quarter due to increased natural gas prices in North America and increased production in the North Sea.  Net income for the quarter increased by $103 million, as the increased revenue combined with reduced stock-based compensation charges to more than offset the impact of increases in operating, depreciation, depletion and amortization, royalty and tax expenses.

During the third quarter of 2005, higher commodity prices and production increased gross sales by $526 million.  Net income for the quarter increased by $90 million, as the increased revenue more than offset the impact of increases in stock-based compensation, royalty and tax expenses.

In the second quarter of 2005, gross sales rose due to increased commodity prices, which were partially offset by reduced production. Net income increased in the quarter as higher revenue combined with reductions in stock-based compensation charges, transportation and other expenses more than offset the impact of increases in operating costs, royalties, taxes, dry hole costs and exploration expenses.

During the first quarter of 2005, gross sales rose over the last quarter of 2004, as a result of higher commodity prices, increased production and reduced hedging losses.  Net income increased in the quarter as increased revenue combined with reductions in dry hole costs, exploration expenses, impairments, DD&A and G&A to more than offset the impact of increases in stock-based compensation charges, royalties, operating costs and taxes.

During the fourth quarter of 2004, gross sales increased due to higher volumes and gas prices, which more than offset the impact of a stronger Canadian dollar and increased hedging losses.  Net income remained relatively constant as reductions in stock-based compensation, operating expenses and dry hole costs were offset by increases in DD&A, impairments and G&A expenses as well as a loss on disposal of fixed assets.

~~ This release is available on Talisman’s Internet Web Site:  WWW.TALISMAN-ENERGY.COM ~~

In the third quarter of 2004, gross sales rose as the increase in oil prices more than offset the reduction in production, resulting from maintenance shutdowns.  Net income in the third quarter declined from the previous quarter, as the increase in revenue was more than offset by increases in hedging losses, dry hole costs, exploration expenses and current income taxes.  In the second quarter of 2004, gross sales continued to rise due to increases in both commodity prices and production, partially offset by increased hedging losses.  A higher charge for stock-based compensation and reduced tax rate reductions resulted in a drop in net income during the second quarter of 2004 from the previous quarter.

New Canadian Accounting Pronouncements

The Canadian Institute of Chartered Accountants (CICA) has issued a number of accounting pronouncements, some of which may impact the Company’s reported results and financial position in future periods.

Comprehensive Income / Financial Instruments / Hedges

The CICA issued new standards in early 2005 for Comprehensive Income (CICA 1530), Financial Instruments (CICA 3855) and Hedges (CICA 3865). The new standards will bring Canadian rules in line with current rules in the US.  The standards will introduce the concept of “Comprehensive Income” to Canadian GAAP and will require that an enterprise (a) classify items of comprehensive income by their nature in a financial statement and (b) display the accumulated balance of comprehensive income separately from retained earnings and additional paid-in capital in the equity section of a statement of financial position.  Derivative contracts will be carried on the balance sheet at their mark-to-market value, with the change in value flowing to either net income or comprehensive income. Gains and losses on instruments that are identified as hedges will flow initially to comprehensive income and be brought into net income at the time the underlying hedged item is settled. This standard will be effective for Talisman’s 2007 reporting.   Any instruments that do not qualify for hedge accounting will be marked-to-market with the adjustment (tax effected) flowing through the income statement.

Talisman has hedges in place that carry into 2007 and beyond, and the impact is being reviewed for significance on the statements.

Risks and Uncertainties

Litigation

Talisman continues to be subject to a lawsuit brought by the Presbyterian Church of Sudan and others commenced in November 2001 under the Alien Tort Claims Act in the United States District Court for the Southern District of New York (the Court).  The lawsuit, which is seeking class action status, alleges that the Company conspired with, or aided and abetted, the Government of Sudan to commit violations of international law in connection with the Company's now disposed of interest in oil operations in Sudan.  On August 30, 2005, the Court denied Talisman's motion for Court approval to appeal the Court's prior denial of Talisman's motion for judgment on the pleadings, which sought dismissal of the lawsuit.  Also on August 30, 2005, the Court declined to dismiss the lawsuit in response to the filing of a Statement of Interest by the US Department of Justice, expressing the US Government's view that the lawsuit interferes with US-Canada relations.  On September 20, 2005, the Court denied, for the second time, the plaintiffs' motion to certify the lawsuit as a class action.  On October 5, 2005, the plaintiffs filed papers to appeal the decision denying class action status.  The Company has filed papers opposing the plaintiffs’ appeal.  On April 28, 2006 the Company filed a Motion for Summary Judgment, requesting the Court to dismiss the lawsuit or, alternatively, to restrict Plaintiffs' claims to factual disputes supported by admissible evidence.  Talisman believes the lawsuit is entirely without merit and is continuing to vigorously defend itself.  Talisman does not expect the lawsuit to have a material adverse effect on it.

Use of BOE equivalents

Unless otherwise stated, references to production represent Talisman’s working interest share (including royalty interests and net profits interests) before deduction of royalties.  Throughout the MD&A, the calculation of barrels of oil equivalent (boe) is calculated at a conversion rate of six thousand cubic feet (mcf) of natural gas for one barrel of oil and is based on an energy equivalence conversion method.  BOEs may be misleading, particularly if used in isolation.  A boe conversion ratio of 6 mcf:1 bbl is based on an approximate energy equivalence conversion method primarily applicable at the burner tip and does not represent a value equivalence at the wellhead.

Additional information related to the Company can be found on SEDAR at www.sedar.com.

~~ This release is available on Talisman’s Internet Web Site:  WWW.TALISMAN-ENERGY.COM ~~

Exploration and Operations Review

North America

During the first quarter of 2006, Talisman participated in 212 gross wells (157 operated), resulting in a total of 179 gas and 31 oil wells for an average success rate of 99%.  Included were 42 exploration wells, with 38 successful gas wells and three oil wells.

Total production from North America was 205,087 boe/d in the first quarter of 2006.  Natural gas production averaged 894 mmcf/d, 35 mmcf/d (4%) lower than the same period in 2005 and 13 mmcf/d (1%) below the previous quarter. Liquids production was relatively flat compared to last year, averaging 56,117 bbls/d and 2% lower than the fourth quarter of 2005.

In the Alberta Foothills, Talisman produced 152 mmcf/d during the first quarter, 11 mmcf/d higher than the same period in 2005 and 3 mmcf/d lower than the fourth quarter.  Currently, there is 50 mmcf/d of sales gas in the northern Alberta Foothills awaiting completion of the Lynx and Palliser pipelines.  In March, production was affected by a compressor cylinder failure at Chungo, which reduced production by an average of 15 mmcf/d, or 5 mmcf/d for the quarter. Talisman participated in 3.7 net wells (five gross wells) during the quarter and nine wells are currently drilling. Talisman tied-in two Mississippian wells at Cordel, which are producing 3.1 and 3.5 mmcf/d of sales gas, respectively.  Wells at Bighorn and Brown Creek tested at gross raw rates of 12 mmcf/d and 3.5 mmcf/d, respectively.

Production in the Greater Arch averaged 30,387 boe/d during the first quarter, 4% lower than the first quarter of 2005 and 586 boe/d lower than the previous quarter.  The Company participated in 25.2 net wells (32 gross) in the area in the quarter. The Gutah 5-14-99-6W6 well came on in late March and is currently producing 6 mmcf/d and 125 bbls/d of liquids.  Six Pekisko oil wells were drilled and put on production in the first quarter in the Chipmunk area, with initial production rates ranging from 200 to 650 bbls/d.

At Monkman, production for the quarter averaged 105 mmcf/d.  The b-60-E well is currently producing approximately 48 mmcf/d gross sales gas (80% Talisman). Talisman Seneca Brazion d-93-D commenced production on April 10, 2006 and has produced at rates of up to 33 mmcf/d. The well was tied-in within two months of the original completion test.

In the Edson area, liquids production averaged 45,092 boe/d, an increase of 6% over the same period last year.   Natural gas production increased to 243 mmcf/d, 16 mmcf/d higher than first quarter 2005 and 7 mmcf/d higher than previous quarter.

Bigstone/Wild River quarterly production was 21,937 boe/d, 16% higher than the same period last year and 6% higher than the previous period. Natural gas production during the quarter was 122 mmcf/d, 17% higher than the same period in 2005 and 7% higher than the fourth quarter of 2005.  Talisman participated in 25 net wells (38 gross) in the area during the quarter.

In March, West Whitecourt set a weekly production record of 10,596 boe/d.  Production during the quarter averaged 10,261 boe/d, 4% higher than the same period last year and 5% higher than the previous period.

During the quarter, Talisman Midstream Operations transported and processed an average of 435 mmcf/d through its systems, a 6% increase over the preceding quarter.  The Lynx and Palliser Pipeline projects are progressing well with 65% completion at the end of the first quarter.  The pipelines are expected to be commissioned early in the third quarter.

In Quebec, the Company completed a 2D seismic program and plans to drill the first well in June 2006.

In Appalachia, the Schwingle well is expected to come onstream in early May at 5-7 mmcf/d.  Talisman has permits in place for seven wells and is waiting for four more.  Production in Appalachia was 81 mmcf/d, 5 mmcf/d lower than in the previous period. Production increased to over 100 mmcf/d in April as a result of drilling success in the fourth quarter of 2005.

North Sea

Talisman’s total North Sea production averaged 190,302 boe/d, an increase of 27% over the same period a year ago and 3% over the previous quarter.

In the UK, oil and liquids production increased 10% to 123,862 bbls/d as a result of successful development drilling, increased uptime at Ross/Blake and the Paladin acquisition. UK gas production increased 20% to 145 mmcf/d primarily due to the Paladin acquisition.

Oil production in Scandinavia averaged 39,529 bbls/d, an increase of 150% over a year ago, reflecting the acquisition of the Varg, Brage and Paladin assets. Scandinavian natural gas production averaged 16 mmcf/d, an increase of 7 mmcf/d from a year ago.

United Kingdom

During the quarter, Talisman participated in six successful development wells, including one operated well at the Clyde field. Tweedsmuir, Orion, Chanter, Wood and Montrose development wells were being drilled through the end of the quarter.

Development of the Tweedsmuir project is 58% complete and first production is on schedule for the first quarter of 2007.  Development is also underway at the Wood and Enoch fields, with first production expected in the first quarter of 2007. In total, Talisman has nine subsea developments planned in the UK.

Scandinavia

A successful appraisal well was drilled in Varg South, now renamed Rev. The well, which tested at 42 mmcf/d, was suspended as a future producer as part of the Rev Field development, which is currently in the feasibility stage.

Norway production was below planned rates primarily due to unexpected water breakthrough at two high-producing Varg wells. Gas lift and an infill well are being planned for the third quarter of 2006.

During the quarter, Talisman was awarded a 24% non-operated equity in a Danish sector licence in the 6th licencing Round.  In addition, Talisman was awarded an operated interest (40%) in Norwegian licence PL387, covering 1,800 square kilometers in the Norwegian North Sea Licencing Round.

~~ This release is available on Talisman’s Internet Web Site:  WWW.TALISMAN-ENERGY.COM ~~

Southeast Asia and Australia

Production in Southeast Asia and Australia averaged 98,974 boe/d, up 33% from a year ago and 2% above the previous quarter. The increase over the first quarter of 2005 reflects oil production at South Angsi in PM-305 and new assets in Australia and Southeast Sumatra. Higher gas sales in Indonesia were offset by reduced rates of take in Malaysia.

Two development gas wells were drilled in Block PM-3 CAA in Malaysia during the first quarter and five non-operated development wells in Indonesia. The two gas wells will be produced to the new gas processing facility currently under construction on the Bunga Raya E platform.  Commissioning of the facility is planned for the second quarter of 2006.  Development of the Northern Fields in Block PM-3 CAA is underway, with first production expected in mid-2008.

In Vietnam, 3D seismic is being interpreted with plans to commence drilling on Block 15/02 in the fourth quarter of 2006.

In Indonesia, the Suban Phase 2 expansion of the Corridor facilities to supply 2.3 tcf of natural gas (gross sales) from Corridor PSC block to West Java is on schedule.  First gas sales from Phase 2 are expected in the first quarter of 2007.

Other Areas

In Talisman’s other areas, production averaged 28,620 boe/d, an increase of 28% over the same period a year ago and 10% greater than in the fourth quarter of 2005. Production in Algeria averaged 16,174 bbls/d (up 11%), Trinidad and Tobago 11,461 bbls/d (up 46%) and Tunisia 985 boe/d.

In Algeria, expansion of the Greater MLN facility is progressing with first gas injection from the expanded facility expected in the third quarter of 2007.  Two successful development wells were drilled in Greater MLN field and two were drilled in the Ourhoud Unit.  Drilling is underway on the third joint appraisal well in the proposed EMK Unit.  The EMK (MLSE) field will produce to the El Merk processing facility, which is a joint development with a number of contiguous blocks and is currently in the pre-feasibility stage.

In Trinidad and Tobago, a successful offshore development well was completed during the quarter, with production rates of over 5,000 bbls/d (gross).  The onshore Zaboca well encountered excellent reservoir sands but was non-commercial. A second well, Shandon Beni, is expected to spud towards the end of May.

The Aklaq-2 well in Alaska was spud in early February and rig released on April 10.  The well was suspended in anticipation of future testing.  Talisman’s subsidiary was successful in acquiring 25 leases covering approximately 120,000 acres in the Alaska Beaufort Sea area lease sale.  The acreage covers a large part of Smith Bay, adjacent to the subsidiary’s landholdings in the NW NPR-A.  Talisman’s subsidiary also acquired 241 square miles of 3D seismic in the area during the quarter.  An additional seismic program is planned in Harrison Bay in the second quarter of 2006.

In Peru, Talisman is evaluating next steps after the successful exploration well at Situche Central.  In Qatar, Talisman plans a second exploration well in the second half of 2006.  In Tunisia, Talisman has plans for appraisal and exploration drilling later in 2006.

Talisman Energy Inc. is a large, independent upstream oil and gas company headquartered in Calgary, Alberta, Canada.  Talisman has operations in Canada and its subsidiaries operate in the North Sea, Southeast Asia, Australia, North Africa, the United States and Trinidad and Tobago. Talisman’s subsidiaries are also active in a number of other international areas, including Colombia, Gabon, Peru, Romania and Qatar.  Talisman is committed to conducting its business in an ethically, socially and environmentally responsible manner and is a participant in the United Nations Global Compact, a voluntary initiative that brings together companies, governments, civil society and other groups to advance human rights, labour and environmental principles. Talisman's shares are listed on the Toronto Stock Exchange in Canada and the New York Stock Exchange in the United States under the symbol TLM.

For further information, please contact:

David Mann, Senior Manager, Corporate & Investor Communications

Phone:

403-237-1196  Fax:  403-237-1210

E-mail:

tlm@talisman-energy.com

12-06

~~ This release is available on Talisman’s Internet Web Site:  WWW.TALISMAN-ENERGY.COM ~~

Advisory – forward-looking statements

This news release contains statements that constitute forward-looking statements and forward-looking information (collectively, “forward-looking statements”) within the meaning of applicable securities legislation.

Forward-looking statements are included throughout this news release, which include, among others, statements regarding:

•

estimates of production and production per share and operations or financial performance;

•

business plans for drilling, exploration and development;

•

the estimated amounts and timing of capital expenditures;

•

the estimated timing of development, including new production, and gas sales;

•

the estimated timeline for commissioning of pipelines;

•

estimates of operating costs;

•

business strategy and plans or budgets;

•

outlook for oil and gas prices;

•

anticipated liquidity, capital resources and debt levels;

•

royalty rates and exchange rates; and

•

other expectations, beliefs, plans, goals, objectives, assumptions, information and statements about possible future events, conditions, results of operations or performance.

Often, but not always, forward-looking statements use words or phrases such as: “expects”, “does not expect” or “is expected”, “anticipates” or “does not anticipate”, “plans” or “planned”, “estimates” or “estimated”, “projects” or “projected”, “forecasts” or “forecasted”, “believes”, “intends”, “likely”, “possible”, “probable”, “scheduled” , “positioned”,  “goal” , “objective” or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved.

Various assumptions were used in drawing the conclusions or making the forecasts and projections contained in the forward-looking statements throughout this news release. Statements which discuss business plans for drilling, exploration and development in 2006 assume that the extraction of crude oil, natural gas and natural gas liquids remains economic.  For the purposes of preparing this news release, Talisman assumed a U$65-75/bbl West Texas Intermediate oil price, a US$7.75/mmbtu New York Mercantile Exchange natural gas price, a US$/Canadian$ exchange rate of $0.86-0.90 and a Canadian$/British £ rate of 2.04.

Forecasted production volumes are based on the mid-point of the estimated production range.  Statements regarding estimated future production and production growth, as well as estimated financial results which are derived from or depend upon future production estimates do not reflect the impact of any potential asset acquisitions or dispositions.  The completion of any contemplated asset dispositions is contingent on various factors including favorable market conditions, the ability of the Company to negotiate acceptable terms of sale and receipt of any required approvals for such dispositions.  The amount of taxes and cash payments made upon surrender of existing stock options is inherently difficult to predict.

Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks and uncertainties, which could cause actual results to differ materially from those anticipated by Talisman and described in the forward-looking statements. These risks and uncertainties include:

•

the risks of the oil and gas industry, such as operational risks in exploring for, developing and producing crude oil and natural gas, and market demand;

•

risks and uncertainties involving geology of oil and gas deposits;

•

the uncertainty of reserves estimates and reserves life;

•

the uncertainty of estimates and projections relating to production, costs and expenses;

•

potential delays or changes in plans with respect to exploration or development projects or capital expenditures;

•

fluctuations in oil and gas prices, foreign currency exchange rates and interest rates;

•

the outcome and effects of completed acquisitions, as well as any future acquisitions or dispositions;

•

the ability of the Company to integrate any assets it has acquired or may acquire or the performance of those assets;

•

health, safety and environmental risks;

•

uncertainties as to the availability and cost of financing and changes in capital markets;

•

uncertainties related to the litigation process, such as possible discovery of new evidence or acceptance of novel legal theories and difficulties in predicting the decisions of judges and juries;

•

risks in conducting foreign operations (for example, political and fiscal instability or the possibility of civil unrest or military action);

•

changes in general economic and business conditions;

•

the effect of acts of, or actions against, international terrorism;

•

the possibility that government policies or laws may change or governmental approvals may be delayed or withheld;

•

results of the Company’s risk mitigation strategies, including insurance and any hedging programs; and

•

the Company’s ability to implement its business strategy.

We caution that the foregoing list of risks and uncertainties is not exhaustive. Additional information on these and other factors which could affect the Company’s operations or financial results are included: (1) under the heading “Risk Factors” in the Company’s Annual Information Form; and (2) under the heading “Management’s Discussion and Analysis – Risks and Uncertainties” and elsewhere in the Company’s 2005 Annual Report Financial Review. Additional information may also be found in the Company’s other reports on file with Canadian securities regulatory authorities and the United States Securities and Exchange Commission.

Forward-looking statements are based on the estimates and opinions of the Company’s management at the time the statements are made. The Company assumes no obligation to update forward-looking statements should circumstances or management’s estimates or opinions change.

~~ This release is available on Talisman’s Internet Web Site:  WWW.TALISMAN-ENERGY.COM ~~

Advisory –oil and gas information

Throughout this news release, the calculation of barrels of oil equivalent (boe) is calculated at a conversion rate of six thousand cubic feet (mcf) of natural gas for one barrel of oil and is based on an energy equivalence conversion method. Boes may be misleading, particularly if used in isolation. A boe conversion ratio of 6 mcf:1 bbl is based on an energy equivalence conversion method primarily applicable at the burner tip and does not represent a value equivalence at the wellhead.

Throughout this news release, Talisman makes reference to production volumes. Where not otherwise indicated, such production volumes are stated on a gross basis, which means they are stated prior to the deduction of royalties and similar payments.  In the United States, net production volumes are reported after the deduction of these amounts.

Advisory – non-GAAP financial measures

Included in this news release are references to financial measures commonly used in the oil and gas industry such as cash flow and cash flow per share and earnings from operations. These terms are not defined by Generally Accepted Accounting Principles (GAAP) in either Canada or the US. Consequently these are referred to as non-GAAP measures. Cash flow, as commonly used in the oil and gas industry, represents net income before exploration costs, DD&A, future taxes and other non-cash expenses.  Cash flow is used by the Company to assess operating results between years and with peer companies using different accounting policies. Cash flow should not be considered an alternative to, or more meaningful than, cash provided by operating, investing and financing activities or net income as determined in accordance with Canadian GAAP as an indicator of the Company’s performance or liquidity.  Cash flow per share is cash flow divided by the average number of common shares outstanding during the period.  Earnings from operations is calculated by adjusting the Company’s net income per the financial statements, for certain items of a non-operational nature, on an after-tax basis. This term is not defined by Generally Accepted Accounting Principles in either Canada or the United States.  The Company uses this information to evaluate performance of core operational activities on a comparable basis between periods.  Our reported results of cash flow, cash flow per share and earnings from operations may not be comparable to similarly titled measures reported by other companies.

~~ This release is available on Talisman’s Internet Web Site:  WWW.TALISMAN-ENERGY.COM ~~

Talisman Energy Inc.
Highlights
(unaudited)

	Three months ended
	March 31
	2006	2005
Financial
(millions of Canadian dollars unless otherwise stated)
Cash flow	1,344	960
Net income	197	258
Exploration and development expenditures	1,203	749
Per common share (Canadian dollars)
Cash flow	3.67	2.59
Net income	0.54	0.70
Production
(daily average)
Oil and liquids (bbls/d)
North America	53,495	54,256
United Kingdom	123,862	112,251
Scandinavia	39,529	15,631
Southeast Asia and Australia	51,845	28,969
Other	28,564	22,366
Synthetic oil	2,682	2,019
Total oil and liquids	299,977	235,492
Natural gas (mmcf/d)
North America	894	929
United Kingdom	145	120
Scandinavia	16	9
Southeast Asia and Australia	283	274
Total natural gas	1,338	1,332
Total mboe/d	523	457
Prices (1)
Oil and liquids ($/bbl)
North America	49.58	46.50
United Kingdom	71.01	56.69
Scandinavia	73.42	61.59
Southeast Asia and Australia	73.49	60.35
Other	70.43	59.81
Crude oil and natural gas liquids	67.85	55.40
Synthetic oil	63.32	55.87
Total oil and liquids	67.81	55.41
Natural gas ($/mcf)
North America	8.79	7.07
United Kingdom	10.11	7.14
Scandinavia	3.51	4.82
Southeast Asia and Australia	7.08	5.44
Total natural gas	8.52	6.73
Total ($/boe) (includes synthetic)	60.68	48.10

(1) Prices are before hedging.

Talisman Energy Inc.
Consolidated Balance Sheets
(unaudited)

	March 31	December 31
(millions of Canadian dollars)	2006	2005
Assets
Current
Cash and cash equivalents	444	130
Accounts receivable	1,232	1,311
Inventories	172	170
Prepaid expenses	36	20
	1,884	1,631

Accrued employee pension benefit asset	56	57
Other assets	84	74
Goodwill (note 2)	1,519	1,504
Property, plant and equipment	15,703	15,073
	17,362	16,708
Total assets	19,246	18,339

Liabilities
Current
Accounts payable and accrued liabilities (notes 3, 5 and 6)	2,503	2,383
Income and other taxes payable	762	649
	3,265	3,032

Deferred credits	76	74
Asset retirement obligations (note 3)	1,354	1,320
Other long-term obligations (notes 5 and 6)	157	217
Long-term debt (note 7)	4,294	4,263
Future income taxes	4,138	3,638
	10,019	9,512

Minority interest	-	66
Contingencies and commitments (notes 8 and 10)
Shareholders' equity
Common shares (note 4)	2,610	2,609
Contributed surplus	69	69
Cumulative foreign currency translation	(230)	(265)
Retained earnings	3,513	3,316
	5,962	5,729
Total liabilities and shareholders' equity	19,246	18,339

See accompanying notes.

Talisman Energy Inc.
Consolidated Statements of Income
(unaudited)

Three months ended March 31
(millions of Canadian dollars)	2006	2005

Revenue
Gross sales	2,877	1,977
Hedging (gain) loss	(10)	15
Gross sales, net of hedging	2,887	1,962
Less royalties	460	321
Net sales	2,427	1,641
Other	44	36
Total revenue	2,471	1,677

Expenses
Operating	436	324
Transportation	63	52
General and administrative	60	50
Depreciation, depletion and amortization	567	441
Dry hole	64	46
Exploration	64	43
Interest on long-term debt	52	42
Stock-based compensation (note 5)	46	166
Other	24	24
Total expenses	1,376	1,188
Income before taxes	1,095	489
Taxes
Current income tax	332	185
Future income tax (recovery)	476	3
Petroleum revenue tax	90	43
	898	231
Net income	197	258

Per common share (Canadian dollars)
Net income	0.54	0.70
Diluted net income	0.52	0.68
Average number of common shares outstanding (millions)	366	371
Diluted number of common shares outstanding (millions)	377	380

See accompanying notes.

Consolidated Statements of Retained Earnings
(unaudited)

Three months ended March 31 (millions of Canadian dollars)	2006	2005

Retained earnings, beginning of period	3,316	2,170
Net income	197	258
Purchase of common shares	-	(242)
Retained earnings, end of period	3,513	2,186
See Accompanying notes.

Talisman Energy Inc.
Consolidated Statements of Cash Flows
(unaudited)

Three months ended March 31
(millions of Canadian dollars)	2006	2005
Operating
Net income	197	258
Items not involving cash (note 9)	1,083	659
Exploration	64	43
	1,344	960
Changes in non-cash working capital	72	(88)
Cash provided by operating activities	1,416	872
Investing
Corporate acquisitions	(66)	-
Capital expenditures
Exploration, development and corporate	(1,212)	(753)
Acquisitions	(1)	(236)
Proceeds of resource property dispositions	2	1
Changes in non-cash working capital	180	24
Cash used in investing activities	(1,097)	(964)
Financing
Long-term debt repaid	(2,675)	(72)
Long-term debt issued	2,682	491
Common shares issued (purchased)	1	(299)
Deferred credits and other	(27)	4
Changes in non-cash working capital	-	(2)
Cash (used in) provided by financing activities	(19)	122
Effect of translation on foreign currency cash and cash equivalents	14	(2)
Net increase in cash and cash equivalents	314	28
Cash and cash equivalents, beginning of period	130	38
Cash and cash equivalents, end of period	444	66

See accompanying notes.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

(tabular amounts in millions of Canadian dollars (“$”) except as noted)

The Interim Consolidated Financial Statements of Talisman Energy Inc. (“Talisman” or the “Company”) have been prepared by management in accordance with Canadian generally accepted accounting principles.  Certain information and disclosures normally required to be included in notes to Annual Consolidated Financial Statements have been condensed or omitted.  The Interim Consolidated Financial Statements should be read in conjunction with the audited Annual Consolidated Financial Statements and the notes thereto in Talisman’s Annual Report Financial Review for the year ended December 31, 2005.

1.  Significant Accounting Policies

The Interim Consolidated Financial Statements have been prepared following the same accounting policies and methods of computation as the Consolidated Financial Statements for the year ended December 31, 2005 except for the following:

During the first quarter of 2006, changes were made to the reporting segments, with reclassifications made to the corresponding comparative period.  The United Kingdom and Scandinavia, which were reported in aggregate as the North Sea in 2005, are reported separately in 2006.  The reporting segment entitled “Other” for 2006 includes North Africa (Algeria and Tunisia) and Trinidad and Tobago, which were reported separately in 2005.

2.  Goodwill

Changes in carrying amount of the Company’s goodwill are as follows:

	March 31, 2006	December 31, 2005
Opening balance	$1,504	$466
Acquired during the period	-	1,098
Foreign currency translation effect	15	(60)
Closing balance	$1,519	$1,504

In January of 2006, the Company completed its acquisition of the remaining 2% of the voting common shares of Paladin Resources plc (Paladin), an oil and gas exploration and development company, for a total of 100%. The Company’s evaluation of the net assets and liabilities acquired has not yet been finalized.

3.  Asset Retirement Obligations (ARO)

Changes in carrying amounts of the Company’s asset retirement obligations associated with our property, plant and equipment are as follows:

	March 31, 2006	December 31, 2005
ARO liability, beginning of year[1]	$1,348	$1,295
Liabilities incurred during period	-	279
Liabilities settled during period	(10)	(32)
Accretion expense	19	76
Revisions in estimated future cash flows	10	(111)
Foreign currency translation	15	(159)
ARO liability, end of period[1]	$1,382	$1,348

1   Included in December 31, 2005 and March 31, 2006 liabilities are $28 million of short-term reclamation costs recorded in accounts payable on the balance sheet for a net long-term ARO liability of $1,320 and $1,354 respectively.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

(tabular amounts in millions of Canadian dollars (“$”) except as noted)

4.  Share Capital

Talisman’s authorized share capital consists of an unlimited number of common shares without nominal or par value and first and second preferred shares.  No preferred shares have been issued.

Continuity of common shares	March 31, 2006		December 31, 2005
	Shares	Amount	Shares	Amount
Balance, beginning of year	366,261,315	$2,609	375,185,290	$2,666
Issued on exercise of options	10,275	$1	165,125	8
Purchased during the period	-	-	(9,089,100)	(65)
Balance, end of period	366,271,590	$2,610	366,261,315	$2,609

Pursuant to a normal course issuer bid renewed in March 2006, Talisman may repurchase up to 18,313,400 of its common shares representing 5% of the outstanding common shares of the Company at the time the normal course issuer bid was renewed.  During the first three months of 2006 the Company did not repurchase any common shares (2005 - 8,016,400 common shares for $299 million).

5.  STOCK OPTION PLANS

Continuity of stock options	March 31, 2006		December 31, 2005
	Number of	Weighted-average	Number of	Weighted-average
	Options	exercise price ($)	options	exercise price ($)
Outstanding, beginning of year	21,495,239	26.14	20,788,375	19.58
Granted during the period	3,236,315	59.10	5,921,130	42.16
Exercised for common shares	(10,275)	19.59	(165,125)	16.57
Exercised for cash payment	(1,415,680)	18.16	(4,832,109)	17.67
Forfeited	(68,160)	35.55	(217,032)	30.88
Outstanding, end of period	23,237,439	31.19	21,495,239	26.14
Exercisable, end of period	10,355,299	18.66	5,873,954	17.37

All options issued by the Company permit the holder to purchase one common share of the Company at the stated exercise price or to receive a cash payment equal to the appreciated value of the stock option.

Cash Unit Plans

In addition to the Company’s stock option plans Talisman’s subsidiaries issue stock appreciation rights under the cash unit plans. Cash units are similar to stock options except that the holder does not have a right to purchase the underlying share of the Company.

Continuity of cash units	March 31, 2006		December 31, 2005
	Number	Weighted-average	Number	Weighted-average
	of units	exercise price ($)	of units	exercise price ($)
Outstanding, beginning of year	2,450,355	29.68	1,526,640	21.34
Granted during the period	644,505	59.11	997,310	42.22
Exercised	(158,150)	19.80	(9,900)	19.80
Forfeited	-	-	(63,695)	27.62
Outstanding, end of period	2,936,710	36.68	2,450,355	29.68
Exercisable, end of period	909,190	19.81	-	-

Stock-based Compensation

For the three months ended March 31, 2006 the Company recorded stock-based compensation expense of $46 million (2005 - $166 million) relating to its stock option and cash unit plans. Of the total expense, $68 million (2005 - $35 million) relates to options and cash units exercised for cash. The non-cash recovery of $22 million is a result of the Company’s share price being relatively unchanged from December 31, 2005, while the exercise of options and cash units reduced the pro-rated stock option liability. For the three months ended March 31, 2005 the non-cash expense of $131 million was primarily the result of the 28% increase in the Company’s share price during the period. In addition the Company capitalized $1 million (2005 - $nil) of stock-based compensation during the period.

	Three months ended March 31
	2006	2005
Average exercise price	$61.68	$40.08
Average grant price	$18.32	$17.09
Average gain per exercise	$43.36	$22.99
Number of options and cash units exercised	1,573,830	1,541,742
Cash expense ($millions)	68	35

Of the combined mark-to-market liability for stock option and cash unit plans of $689 million as at March 31, 2006 (December 31, 2005 - $713 million), $649 million (December 31, 2005 - $630 million) is included in accounts payable and accrued liabilities.

6. Other Long-Term Obligations

The balance in other long-term obligations consists of the following:

	March 31, 2006	December 31, 2005
Pensions and other post retirement benefits	41	40
Mark-to-market liability for stock-based compensation	40	83
Fair value of commodity price derivatives acquired[1]	29	47
Discounted obligations on capital leases[2]	40	40
Other	7	7
Closing balance, end of period	157	217

1

The fair value of derivatives acquired is amortized over the remaining life of the underlying derivative contracts. In addition to the balance in other long-term obligations, $67 million (December 31, 2005 - $84 million) is included in accounts payable and accrued liabilities.

2

Of the total discounted liability of $45 million (December 31, 2005 - $46 million), $5 million (December 31, 2005 - $6 million) is included in accounts payable and accrued liabilities.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

(tabular amounts in millions of Canadian dollars (“$”) except as noted)

7. Long-Term Debt

	March 31, 2006	December 31, 2005
Bank Credit Facilities	-	43
Acquisition Credit Facility (US$ denominated) [1]	976	1,848
Debentures and Notes (unsecured)
US$ denominated (US$1,929 million, 2005 – US$1,125 million) [2]	2,252	1,312
Canadian $ denominated	559	559
£ denominated (£250 million)	507	501
	$4,294	$4,263

1

At March 31, 2006 the Acquisition Credit Facility had a balance of US$836 million, at December 31, 2005 the Facility had balances of, £183 million and US$1,272 million.

2

The 2006 balance includes $350 million CDN debt that has been swapped to US$304 million.

During the quarter, the Company completed a US$500 million offering of 5.85% notes due February 1, 2037 and a $350 million offering of 4.44% notes due January 27, 2011.  Interest on both types of notes is payable semi-annually. The proceeds were used to repay a portion of the outstanding acquisition credit facility. The $350 million notes were immediately swapped into the Company’s functional currency (USD) as described in note 8.

During the quarter, the Paladin US$600 million senior credit facility was repaid and cancelled.

Subsequent to quarter end, the Company entered into a new revolving credit facility with Export Development Corporation in the amount of US$100 million.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

(tabular amounts in millions of Canadian dollars (“$”) except as noted)

8. Financial Instruments and Physical Commodity Contracts

Commodity based sales contracts

The Company’s outstanding commodity price derivative contracts have been designated as hedges of the Company’s anticipated future commodity sales. The following tables summarize the commodity price derivative contracts and fixed price sales contracts outstanding at March 31, 2006:

Crude oil derivatives
Fixed price swaps	Hedge type	Term	(bbls/d)	US$/bbl
Dated Brent oil index	Cash flow	2006 Apr-Jun	7,418	33.50
Dated Brent oil index	Cash flow	2006 Jul-Dec	6,522	32.32
Dated Brent oil index	Cash flow	2007 Jan-Jun	5,801	41.02
Dated Brent oil index	Cash flow	2007 Jul-Dec	5,707	40.31
Dated Brent oil index	Cash flow	2008 Jan-Jun	2,473	59.63
Dated Brent oil index	Cash flow	2008 Jul-Dec	815	60.00

Natural gas derivatives
Forward sales	Hedge type	Term	mcf/d	£/mcf
Fixed price swaps (IPE/Heren index)	Cash flow	2006 Apr-Jun	2,419	3.41
Fixed price swaps (IPE/Heren index)	Cash flow	2006 Jul-Sep	2,419	3.22

Two-way collars	Hedge type	Term	mcf/d	Floor	Ceiling
				CDN$/mcf	CDN$/mcf
Two-way collars (AECO index)	Cash flow	2006 Apr-Oct	64,220	8.82	10.98
Two-way collars (AECO index)	Cash flow	2006 Nov-Mar 07	59,633	9.61	11.98
Two-way collars (AECO index)	Cash flow	2007 Apr-Oct	41,284	7.41	9.71

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

(tabular amounts in millions of Canadian dollars (“$”) except as noted)

Physical natural gas contracts (North America)
Fixed price sales	2006	2007	2008	2009	2010	2011
Volumes (mcf/d)	14,650	12,800	3,552	3,552	3,552	3,552
Weighted-average price ($/mcf)	3.82	3.93	3.32	3.41	3.51	3.62

During the period the Company settled fixed price oil swaps for a notional 820 bbls/d covering the period April 1, 2006 to December 31, 2007 for a loss of $5 million. These contracts were designated as a hedge of anticipated future oil sales and consequently the loss will be deferred and recognized over the period ending December 31, 2007.

Interest rate and foreign exchange derivative contracts

In conjunction with the C$350 million note issued during the quarter, the Company entered into a cross currency interest rate swap in order to hedge the foreign exchange exposure on this Canadian dollar denominated liability. As a result, the Company is effectively paying interest semi-annually at a rate of 5.05% on a notional amount of US$304 million.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

(tabular amounts in millions of Canadian dollars (“$”) except as noted)

9. Selected Cash Flow Information
	Three months ended March 31
	2006	2005
Net income	197	258
Items not involving cash
Depreciation, depletion and amortization	567	441
Property impairments	-	23
Dry hole	64	46
Net gain on asset disposals	(2)	(1)
Stock-based (recovery) compensation (note 5)	(22)	131
Future taxes and deferred petroleum revenue tax	474	13
Other	2	6
	1,083	659
Exploration	64	43
	1,344	960
Changes in non-cash working capital	72	(88)
Cash provided by operating activities	1,416	872

The cash interest and taxes paid for the three months ended March 31 were as follows:

	2006	2005
Interest paid	30	26
Income taxes paid	242	174

10.  Contingencies and commitments

Talisman continues to be subject to a lawsuit brought by the Presbyterian Church of Sudan and others commenced in November 2001 under the Alien Tort Claims Act in the United States District Court for the Southern District of New York.  The lawsuit alleges that the Company conspired with, or aided and abetted, the Government of Sudan to commit violations of international law in connection with the Company's now disposed of interest in oil operations in Sudan.  On August 30, 2005, the Court denied Talisman's motion for Court approval to appeal the Court's prior denial of Talisman's motion for judgment on the pleadings, which sought dismissal of the lawsuit.  Also on August 30, 2005, the Court declined to dismiss the lawsuit in response to the filing of a Statement of Interest by the US Department of Justice, expressing the US Government's view that the lawsuit interferes with US-Canada relations.  On September 20, 2005, the Court denied, for the second time, the plaintiffs' motion to certify the lawsuit as a class action.  On October 5, the plaintiffs filed papers to appeal.  The Company has filed papers opposing the plaintiff's appeal.  Talisman believes the lawsuit is entirely without merit and is continuing to vigorously defend itself.  On April 28, 2006 the Company filed a Motion for Summary Judgment, requesting the Court to dismiss the lawsuit or, alternatively, to restrict the plaintiffs' claims to factual disputes supported by admissible evidence.  Talisman does not expect the lawsuit to have a material adverse effect on it.

11. Segmented Information (8)
Three months ended March 31

							Southeast Asia
	North America (1)		United Kingdom (2)		Scandinavia (3)		and Australia (4)		Other (5)		Total
(millions of Canadian dollars)	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
Revenue
Gross sales	964	829	933	645	276	90	530	292	174	121	2,877	1,977
Hedging	(12)	15	2	-	-	-	-	-	-	-	(10)	15
Royalties	198	166	16	10	1	-	195	109	50	36	460	321
Net sales	778	648	915	635	275	90	335	183	124	85	2,427	1,641
Other	20	21	21	15	3	-	-	-	-	-	44	36
Total revenue	798	669	936	650	278	90	335	183	124	85	2,471	1,677
Segmented expenses
Operating	129	106	197	163	69	27	33	18	8	10	436	324
Transportation	22	17	20	17	8	2	11	14	2	2	63	52
DD&A	252	228	162	136	72	28	58	31	23	18	567	441
Dry hole	18	18	6	17	7	-	-	1	33	10	64	46
Exploration	25	21	4	4	4	1	5	3	26	14	64	43
Other	(4)	(2)	10	31	-	-	3	(3)	10	-	19	26
Total segmented expenses	442	388	399	368	160	58	110	64	102	54	1,213	932
Segmented income before taxes	356	281	537	282	118	32	225	119	22	31	1,258	745
Non-segmented expenses
General and administrative											60	50
Interest											52	42
Stock-based compensation											46	166
Currency translation											5	(2)
Total non-segmented expenses											163	256
Income before taxes											1,095	489
Capital expenditures
Exploration	306	173	11	21	31	1	16	14	74	28	438	237
Development	372	275	257	141	22	21	44	62	26	9	721	508
Midstream	44	4	-	-	-	-	-	-	-	-	44	4
Exploration and development	722	452	268	162	53	22	60	76	100	37	1,203	749
Property acquisitions											3	236
Midstream acquisitions											-	-
Proceeds on dispositions											(5)	(4)
Other non-segmented											9	4
Net capital expenditures (6)											1,210	985
Property, plant and equipment	7,421	6,985	4,834	4,665	1,410	1,407	1,471	1,465	567	551	15,703	15,073
Goodwill	291	291	449	443	652	643	123	123	4	4	1,519	1,504
Other	605	663	587	445	392	169	253	348	131	80	1,968	1,705
Segmented assets	8,317	7,939	5,870	5,553	2,454	2,219	1,847	1,936	702	635	19,190	18,282
Non-segmented assets											56	57
Total assets (7)											19,246	18,339

(1) North America			2006	2005			(4) Southeast Asia and Australia				2006	2005

11. Segmented Information (8)
Three months ended March 31

							Southeast Asia
	North America (1)		United Kingdom (2)		Scandinavia (3)		and Australia (4)		Other (5)		Total
(millions of Canadian dollars)	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005

Revenues	Canada	733	594	Revenues	Indonesia	130	79
	US	65	75		Malaysia	166	97
		798	669		Vietnam	9	7
Property, plant and equipment (7)	Canada	6,984	6,551		Australia	30	-
	US	437	434			335	183
		7,421	6,985	Property, plant	Indonesia	386	371
				and equipment (7)	Malaysia	813	818
(2) United Kingdom		2006	2005		Vietnam	23	23
Revenues	United Kingdom	916	636		Australia	249	253
	Netherlands	20	14			1,471	1,465
		936	650
Property, plant and equipment (7)	United Kingdom	4,784	4,620	(5) Other		2006	2005
	Netherlands	50	45	Revenues	Trinidad & Tobago	56	37
		4,834	4,665		Algeria	63	48
					Tunisia	5	-
(3) Scandinavia		2006	2005			124	85
Revenues	Norway	254	80	Property, plant	Trinidad & Tobago	259	275
	Denmark	24	10	and equipment (7)	Algeria	166	162
		278	90		Tunisia	14	15
Property, plant and equipment (7)	Norway	1,155	1,149		Other	128	99
	Denmark	255	258			567	551
		1,410	1,407
(6) Excluding corporate acquisitions.
(7) Current year represents balances as at March 31, prior year represents balances as at December 31.
(8) Prior year figures have been restated to confirm to the method of presentation adopted in 2006. See note 1 to the Interim Consolidated Financial Statements.

Talisman Energy Inc.
Product Netbacks
(unaudited)

		Three months ended March 31
(C$ - production before royalties)		2006	2005	2006	2005
		Oil and liquids ($/bbl)		Natural gas ($/mcf)
North	Sales price	49.58	46.50	8.79	7.07
America	Hedging loss (gain)	-	3.10	(0.16)	-
	Royalties	10.60	9.87	1.81	1.39
	Transportation	0.59	0.45	0.23	0.17
	Operating costs	7.76	6.32	1.02	0.79
		30.63	26.76	5.89	4.72
United	Sales price	71.01	56.69	10.11	7.14
Kingdom	Hedging loss	0.21	-	-	-
	Royalties	0.69	0.50	0.67	0.50
	Transportation	1.38	1.24	0.36	0.41
	Operating costs	15.86	14.93	0.78	0.93
		52.87	40.02	8.30	5.30
Scandinavia	Sales price	73.42	61.59	3.51	4.82
	Royalties	0.32	-	-	-
	Transportation	1.55	0.45	2.04	2.33
	Operating costs	18.51	18.05	-	-
		53.04	43.09	1.47	2.49
Southeast	Sales price	73.49	60.35	7.08	5.44
Asia and	Royalties	29.97	25.27	2.12	1.75
Australia	Transportation	0.22	0.08	0.38	0.55
	Operating costs	5.22	4.08	0.34	0.28
		38.08	30.92	4.24	2.86
Other	Sales price	70.43	59.81	-	-
	Royalties	20.08	18.18	-	-
	Transportation	0.93	1.08	-	-
	Operating costs	3.44	5.07	-	-
		45.98	35.48	-	-
Total Company	Sales price	67.85	55.40	8.52	6.73
	Hedging loss (gain)	0.09	0.72	(0.10)	-
	Royalties	9.39	7.41	1.73	1.37
	Transportation	1.01	0.84	0.30	0.28
	Operating costs	11.71	10.85	0.84	0.69
		45.65	35.58	5.75	4.39

Unit operating costs include pipeline operations for the United Kingdom.
Netbacks do not include synthetic oil.

Talisman Energy Inc.
Product Netbacks
(unaudited)

		Three months ended March 31
(C$ - production before royalties)		2006	2005	2006	2005
		Oil and liquids ($/bbl)		Natural gas ($/mcf)
North	Sales price	49.58	46.50	8.79	7.07
America	Hedging loss (gain)	-	3.10	(0.16)	-
	Royalties	10.60	9.87	1.81	1.39
	Transportation	0.59	0.45	0.23	0.17
	Operating costs	7.76	6.32	1.02	0.79
		30.63	26.76	5.89	4.72
United	Sales price	71.01	56.69	10.11	7.14
Kingdom	Hedging loss	0.21	-	-	-
	Royalties	0.69	0.50	0.67	0.50
	Transportation	1.38	1.24	0.36	0.41
	Operating costs	15.86	14.93	0.78	0.93
		52.87	40.02	8.30	5.30
Scandinavia	Sales price	73.42	61.59	3.51	4.82
	Royalties	0.32	-	-	-
	Transportation	1.55	0.45	2.04	2.33
	Operating costs	18.51	18.05	-	-
		53.04	43.09	1.47	2.49
Southeast	Sales price	73.49	60.35	7.08	5.44
Asia and	Royalties	29.97	25.27	2.12	1.75
Australia	Transportation	0.22	0.08	0.38	0.55
	Operating costs	5.22	4.08	0.34	0.28
		38.08	30.92	4.24	2.86
Other	Sales price	70.43	59.81	-	-
	Royalties	20.08	18.18	-	-
	Transportation	0.93	1.08	-	-
	Operating costs	3.44	5.07	-	-
		45.98	35.48	-	-
Total Company	Sales price	67.85	55.40	8.52	6.73
	Hedging loss (gain)	0.09	0.72	(0.10)	-
	Royalties	9.39	7.41	1.73	1.37
	Transportation	1.01	0.84	0.30	0.28
	Operating costs	11.71	10.85	0.84	0.69
		45.65	35.58	5.75	4.39

Unit operating costs include pipeline operations for the United Kingdom.
Netbacks do not include synthetic oil.

Talisman Energy Inc.
Production net of royalties (1)
(unaudited)

	Three months ended
	March 31
	2006	2005

Oil and liquids (bbls/d)
North America	42,063	42,736
United Kingdom	122,659	111,280
Scandinavia	39,358	15,631
Southeast Asia and Australia	30,705	16,839
Other	20,421	15,645
Synthetic oil (Canada)	2,591	1,938
Total oil and liquids	257,797	204,069

Natural gas (mmcf/d)
North America	710	746
United Kingdom	136	112
Scandinavia	16	9
Southeast Asia and Australia	198	186
Total natural gas	1,060	1,053

Total mboe/d	434	379

(1) Information provided per US reporting practice of calculating production after deduction of royalty volumes.

Talisman Energy Inc.
Product Netbacks (1)
(unaudited)

		Three months ended
		March 31
(US$ - production net of royalties)		2006	2005 (2)
North	Oil and liquids (US$/bbl)
America	Sales price	42.93	37.93
	Hedging loss	-	3.22
	Transportation	0.65	0.46
	Operating costs	8.55	6.54
		33.73	27.71
	Natural gas (US$/mcf)
	Sales price	7.62	5.76
	Hedging (gain)	(0.17)	-
	Transportation	0.25	0.17
	Operating costs	1.11	0.80
		6.43	4.79
United Kingdom	Oil and liquids (US$/bbl)
	Sales price	61.49	46.25
	Hedging loss	0.18	-
	Transportation	1.21	1.02
	Operating costs	13.87	12.27
		46.23	32.96
	Natural gas (US$/mcf)
	Sales price	8.76	5.82
	Transportation	0.33	0.36
	Operating costs	0.72	0.81
		7.71	4.65
Scandinavia	Oil and liquids (US$/bbl)
	Sales price	63.59	50.47
	Transportation	1.35	0.38
	Operating costs	16.11	16.35
		46.13	35.31
	Natural gas (US$/mcf)
	Sales price	3.04	3.94
	Transportation	1.77	1.90
		1.27	2.04
Southeast Asia	Oil and liquids (US$/bbl)
and Australia	Sales price	63.65	49.26
	Transportation	0.32	0.11
	Operating costs	7.63	5.72
		55.70	43.43
	Natural gas (US$/mcf)
	Sales price	6.13	4.44
	Transportation	0.47	0.67
	Operating costs	0.42	0.34
		5.24	3.43
Other	Oil (US$/bbl)
	Sales price	60.81	48.88
	Transportation	1.12	1.26
	Operating costs	4.08	5.95
		55.61	41.67

		Three months ended
		March 31
(US$ - production net of royalties)		2006	2005 (2)
Total Company	Oil and liquids (US$/bbl)
	Sales price	58.74	45.22
	Hedging loss	0.09	0.68
	Transportation	1.02	0.80
	Operating costs	11.81	10.22
		45.82	33.52
	Natural gas (US$/mcf)
	Sales price	7.37	5.49
	Hedging (gain)	(0.11)	-
	Transportation	0.32	0.29
	Operating costs	0.91	0.72
		6.25	4.48

(1) Per US reporting practice, netbacks calculated using US$ and production after deduction of royalty volumes.
(2) Unit operating costs include pipeline operations for the United Kingdom.
(3) Netbacks do not include synthetic oil.

Talisman Energy Inc.
Consolidated Financial Ratio
March 31, 2006
(unaudited)

The following financial ratio is provided in connection with the Company's shelf prospectus, filed with
Canadian and US securities regulatory authorities, and is based on the Company's Consolidated
Financial Statements that are prepared in accordance with accounting principles generally accepted in Canada.

The interest coverage ratio is for the 12 month period ended March 31, 2006.

Interest coverage (times)
Income (1)	17.05
2.39

(1) Net income plus income taxes and interest expense; divided by the sum of interest expense and capitalized interest.

Footnotes